Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated December 6, 2010

The SandP 500([R]) Risk Control 10% Excess Return Index

Performance Update -- December 2010

OVERVIEW

The SandP 500([R]) Risk Control 10% Excess Return Index (the "Index") provides investors with a broad U.S. equities index that has the potential for greater stability and lower overall risk when compared to the SandP 500([R]) Total
Return Index.

Hypothetical and Actual Historical Performance January 4, 2000 to November 30,
2010(1)

Key Features of the Index

[]   Exposure to the SandP 500([R]) Total Return Index with the benefit of a risk control mechanism that targets an annualized volatility of 10% or less;

[]   Algorithmic exposure adjusted on a daily basis with the ability to employ leverage of up to 150% during periods of low volatility; and

[]   Levels published daily by Standard & Poor's on Bloomberg under the ticker
     SPXT10UE.

Recent Index Performance

Hypothetical Index Volatility and Leverage -- January 4, 2000 to November 30,
2010(2)

                    November 2010 October 2010 September 2010
Historical Return[]       0.02%       2.12%          4.36%

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and
Correlation -- November 30, 2010

                          Three Year  Five Year    Ten Year    Ten Year
                          Annualized  Annualized  Annualized  Annualized
                            Return(1)   Return(1)   Return(1)  Volatility(3)
------------------------- ----------- ----------- ----------- --------------
SandP 500([R]) Risk Control
10% Excess Return           2.92%       1.74%       0.37%       9.90%
Index
------------------------- ----------- ----------- ----------- --------------
SandP 500[R] Index            -1.87%      -1.13%      -1.07%     21.97%
------------------------- ----------- ----------- ----------- --------------

  Ten Year      Correlation(5)
Sharpe Ratio(4)
--------------- --------------

    0.037          100%

--------------- --------------
      -0.049        85.83%
--------------- --------------
                                                                December 3, 2010

Notes

1    Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing levels from January 4, 2000 through May 13, 2009, and the actual historical performance of the Index based on the daily Index closing level from May 14, 2009 through November 30, 2010, as well as the performance of the SandP 500([R]) Index over the same period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns calculated arithmetically (not compounded).
     There is no guarantee the Index will outperform the SandP 500([R]) Index or any alternative investment strategy. Source: Bloomberg and JPMorgan.

2    Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the SandP 500([R]) Total Return Index (the
     "Underlying Index") over a six-month observation period. For any given day, represents the annualized standard deviation of the Underlying Index's arithmetic daily returns for the 126-index day period preceding that day.
     The index leverage is the hypothetical back-tested amount of exposure of the Index to the Underlying Index and should not be considered indicative of the actual leverage that would be assigned during your investment in the
     Index. The back-tested, hypothetical, historical six-month annualized volatility and index leverage have inherent limitations. These volatility and leverage results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the Underlying Index will have the volatility as shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual six-month annualized volatilities and leverage may vary materially from this analysis. Source: Bloomberg and JPMorgan.

3    Calculated based on the annualized standard deviation for the ten year period prior to November 30, 2010.

4    For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

5    Correlation refers to the degree the SandP 500([R]) Risk Control 10% Excess
     Return Index has changed relative to daily changes in the SandP 500([R])
     Index for the ten year period prior to October 29, 2010.

Key Risks

[]   The Index has a limited operating history and may perform in unexpected ways -- The Index began publishing on May 13, 2009 and, therefore, has a limited history. SandP has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations and do not reflect actual trading, liquidity constraints, fees and other costs.

[]   The Index may not be successful, may not outperform the Underlying Index and may not achieve its target volatility --No assurance can be given that the volatility strategy will be successful or that the Index will outperform the Underlying Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Index. We also can give you no assurance that the Index will achieve its target volatility of
     10%.

[]   The Index is not a total return index and is subject to short-term money market fund borrowing costs-- As an "excess return" index, the SandP
     500([R]) Risk Control 10% Excess Return Index calculates the return on a leveraged or deleveraged investment in the Underlying Index where the investment was made through the use of borrowed funds. Investments linked to this "excess return" index, which represents an unfunded position in the
     Underlying Index, will be subject to short-term money market fund borrowing costs and will not include the "total return" feature or the cash component of the "total return" index, which represents a funded position in the
     Underlying Index.

The risks identified above are not exhaustive.  You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

Key Risks Continued

[]   The Index represents a portfolio consisting of the Underlying Index and a borrowing cost component accruing interest based on U. S. overnight LIBOR.
     The Index dynamically adjusts its exposure to the Underlying Index based on the Underlying Index's historic volatility. The Index's exposure to the
     Underlying Index will decrease when historical volatility causes the risk level of the Underlying Index to reach a high threshold. If, at any time, the Index exhibits low exposure to the Underlying Index and the Underlying
     Index subsequently appreciates significantly, the Index will not participate fully in this appreciation.

[]   J. P. Morgan Securities LLC ("JPMS"), one of our affiliates, worked with
     SandP in developing the guidelines and policies governing the composition and calculation of the Index. The policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the
     Index. JPMS is under no obligation to consider your interests as an investor.

Index Disclaimers

"Standard and Poor's([R])," "SandP([R])," "SandP 500([R])" and "SandP 500([R]) Risk
Control 10%" are trademarks of the McGraw-Hill  Companies, Inc.  and have been licensed for use by J. P.  Morgan Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by SandP, and SandP makes no representation regarding the advisability of purchasing CDs issued by JPMorgan Chase Bank, N.
A.  SandP has no obligation or liability in connection with the administration, marketing, or trading of products linked to the SandP 500[R] Risk Control 10%
Excess Return Index.

For more information on the Index and for additional key risk information see
Page 4 of the Strategy Guide at http://www. sec.
gov/Archives/edgar/data/19617/0000950103100 02930/crt-dp19522_fwp.     pdf

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the prospectus and the prospectus supplement, as well as any product supplement
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(866) 535-9248.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No.
333-155535

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